UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

Specialized Disclosure Report

(Exact name of registrant as specified in its charter)

Delaware	001-07201	33-0379007
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer ID No.)

1 AVX Boulevard Fountain Inn, South Carolina		29644
(Address of principal executive offices)		(Zip Code)

Kurt P. Cummings (864) 967-2150
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17CFR240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

AVX Corporation (together with its consolidated subsidiaries, “AVX” or the “Company”) evaluated the current supply chain for its product lines and determined that certain products manufactured by the Company contain tungsten, tantalum, tin, and gold (3TG).  Based on the review of suppliers, it has been determined that the Company’s supply chain is currently DRC Conflict Undeterminable.

A copy of the AVX Conflict Minerals Disclosure and Report is provided as Exhibit 1.02 and can also be found at www.avx.com/docs/corporate/AVX%20CMR.pdf.

Section 2 – Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   May 28, 2014

AVX Corporation

By:	/s/ Kurt P. Cummings

Kurt P. Cummings
Vice President,
Chief Financial Officer,
Treasurer and Secretary